Exhibit 99.1

For Immediate Release November 26, 2007

Orezone Resources Inc. Completes US$200 Million Financing

Completes Acquisition of the Essakane Project

Orezone Resources Inc. (OZN:TSX, AMEX) (“Orezone”) announced today that it has issued a total of 166,700,000 common shares at a price of US$1.20 per share for aggregate gross proceeds of US$200,040,000.  Through an underwriting agreement Orezone issued 154,200,000 common shares to the public for aggregate gross proceeds of US$185,040,000.   In addition, Minquest Fund I, L.P. has subscribed, by way of a concurrent private placement for 12,500,000 common shares of Orezone at US$1.20 per share, resulting in gross proceeds of US$15,000,000 to Orezone.

Concurrently, Orezone has also completed the acquisition of Gold Fields’ 60% interest in the Essakane Project in Burkina Faso, West Africa as announced by Orezone on October 11, 2007 (the “Essakane Acquisition”).  In consideration for the Essakane Acquisition, Orezone paid US$150,000,000 in cash and issued 41,666,667 common shares to Gold Fields (US$50,000,000 at a price of US$1.20 per share).  The remainder of the funds from the financing described above will be used to develop the Essakane project and for general corporate purposes.

The underwriting syndicate for the offering was led by BMO Capital Markets, CIBC World Markets Inc., and J.P. Morgan Securities Inc. and included Canaccord Capital Corporation and Raymond James Ltd.  Orezone granted the underwriters an option to purchase up to an additional 23,130,000 common shares at the offering price to cover over-allotments and for market stabilization purposes for a period ending 30 days from the closing of the Offering.  If the over-allotment option is exercised in full, gross proceeds of the prospectus offering will be US$212,796,000 or US$227,796,000 including the private placement.

Orezone filed a final short form prospectus in each of the Provinces and Territories of Canada, except Quebec, and a registration statement under the multi-jurisdictional disclosure system in the United States on November 19, 2007.   This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

A copy of the final short form prospectus may be obtained from BMO Capital Markets - in Canada, call BMO Nesbitt Burns’ distribution center, Des Raposo at 416-363-6996 (ext. 224); in the U.S., contact BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York, 10036 Attn: Catherine Cruz Tel: 212-702-1937.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa.  The company has a pipeline of projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com Pascal Marquis President pmarquis@orezone.com	Niel Marotta Vice President Corporate Finance & Development nmarotta@orezone.com Janet Eastman Manager of Investor Relations jeastman@orezone.com

 Telephone: (613) 241-3699                                                               Toll Free: (888) 673-0663

Statements relating to the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including and other risks and uncertainties, including those described in Orezone’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with or furnished to the Securities and Exchange Commission. Other risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.